SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

LSB INDUSTRIES, INC. (Name of Issuer)

Common Stock, par value $0.10 per share (Title of Class of Securities)

502160104 (CUSIP Number)

July 7, 2000 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)
     Rule 13d-1(c)
     Rule 13d-1(d)

CUSIP No. 502160104	13G

1			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER	649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
	8	SHARED DISPOSITIVE POWER
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12			TYPE OF REPORTING PERSON* PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

         The Schedule 13G relating to the common stock of LSB Industries, Inc., a Delaware corporation, is being filed with the Securities and Exchange Commission (the "Commission") by Jayhawk Investments, L.P., a Delaware limited partnership ("Jayhawk").

          This Schedule 13G relates to shares of common stock of LSB Industries, Inc. purchased by Jayhawk Capital Management, L.L.C. ("Manager") for the account of Jayhawk. Manager, as general partner of Jayhawk has previously reported its beneficial ownership of the same shares of LSB Industries, Inc. under a separate Schedule 13G and an amendment thereto filed with the Commission.

Item 1(a)	Name of Issuer.
LSB Industries, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices.
16 South Pennsylvania Oklahoma City, OK 73107
Item 2(a)	Name of Person Filing.
Jayhawk Investments, L.P.
Item 2(b)	Address of Principal Business Office, or, if none, Residence.
8201 Mission Road, Suite 110 Prairie Village, KS 66208
Item 2(c)	Citizenship or Place of Organization.
Jayhawk is organized under the laws of Delaware as a limited partnership.
Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.10 per share (the "Common Stock").
Item 2(e)	CUSIP Number.
502160104
Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4	Ownership.
(a)

Amount beneficially owned:  649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (the "Series 2 Stock"))

(b)

Percent of class:  5.2% (determined by dividing:  649,350 shares of common stock issuable on conversion of the Series 2 Stock beneficially owned by Jayhawk, divided by the sum of (x) 11,900,779 shares of common stock issued and outstanding as of June 20, 2000 according to LSB's definitive proxy statement filed June 20, 2000, plus (y) 649,350 shares of common stock issuable on conversion of the Series 2 Stock beneficially owned by Jayhawk.)

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of Series 2 Stock)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of Series 2 Stock)
(iv) Shared power to dispose or to direct the disposition of: None
Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.
Item 8	Identification and Classification of Members of the Group.
Not Applicable.
Item 9	Notice of Dissolution of Group.
Not Applicable.
Item 10	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  August 16, 2000

JAYHAWK INVESTMENTS, L.P.

By: Jayhawk Capital Management, L.L.C., its general partner

By: /S/ Kent C. McCarthy _______________________________ Kent C. McCarthy Manager